KAIVAL BRANDS INNOVATIONS GROUP, INC. 4460 OLD DIXIE HWY GRANT, FLORIDA 32949 TOLL FREE: 1-833-367-2434 FAX: 1-833-367-2434 www.kavialbrands.com admin@kaivalbrands.com

August 6, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Shih-Kuei Chen, Esq.

Re:	Kaival Brands Innovations Group, Inc.
Registration Statement on Form S-3
Filed July 30, 2021
File No. 333-258339

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kaival Brands Innovations Group, Inc. (the ‘Company’) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-258339), so that such registration statement may become effective at 3:00 p.m. (Washington, D.C. time) on August 10, 2021, or as soon as practicable thereafter.

KAIVAL BRANDS INNOVATIONS GROUP, INC.

By:	/s/ Nirajkumar Patel
Name:	Nirajkumar Patel
Title:	President and Chief Executive Officer

KAIVAL BRANDS INNOVATIONS GROUP, INC. 4460 OLD DIXIE HWY – GRANT-VALKARIA, FLORIDA 32949 TOLL FREE: 1-833-367-2434 - www.kaivalbrands.com – admin@kaivalbrands.com